SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

January 27, 2009

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc. (File No. 001-31334)
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A filed September 16, 2008

Dear Mr. Krikorian,

On behalf of SRA International, Inc. (the “Company”), we have reviewed your letter dated December 29, 2008. Each of your comments is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1. Business

Research and Development, page 4

1.	In future filings, please include a discussion of the importance and duration of your patents. Specifically, clarify whether you hold patents in addition to the 20 patents you indicate were acquired with the Era and ICS acquisitions.

Prior to fiscal year 2009, we maintained only four patents, all of which we considered to be immaterial to our business. We have not licensed or derived any royalties from these patents. As a result of our recent acquisitions of Era and ICS, we acquired additional patents. We will discuss the importance and duration of all material patents in future filings.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

Competition, page 10

2.	Please expand your discussion in future filings regarding how you compare to your competitors in quantitative and qualitative terms and consider appropriate disclosure in this respect. Your discussion should give readers a meaningful understanding of your competitive strengths and weaknesses as well as the positive and negative factors with respect to your competitive position within the industry in response to Item 101(c)(1)(x) of Regulation S-K.

We will expand our competition discussion in future filings to include those factors which differentiate us both positively and negatively from our competitors.

Backlog, page 10

3.	We note your statement that you expect during fiscal year 2009 to recognize approximately 24% of your total backlog as of June 30, 2008 and your assertion that the estimate you provided is likely to be “inaccurate” because of various contingencies that are beyond your control regarding receipt and timing of any revenue. Please tell us and disclose in future filings the basis for your estimate that you will recognize approximately 24% of total backlog and discuss more specifically any material contingencies you believe could materially impact your ability to recognize such revenue. In addition, consider quantifying that portion of your backlog subject to multi-year contracts in future filings.

We calculated the 24% of June 30, 2008 backlog expected to be recognized as revenue in fiscal year 2009 by summing forecasted fiscal year 2009 revenue for each project included in backlog and dividing that amount by total backlog. We will disclose this estimating process in future filings. The primary risks that could affect our ability to recognize such revenue are the unilateral right of the government to cancel multi-year contracts and related orders or to terminate existing contracts for convenience or default and, in the case of unfunded backlog, the potential that full funding may not be available. These risks are more fully disclosed in our risk factors. In future filings, we will modify our backlog disclosure to include a discussion of the risks that we believe could materially impact our ability to recognize revenue from backlog. We will also quantify the portion of backlog related to multi-year contracts by identifying the component of revenue expected to be recognized from unfunded backlog.

Regulatory Matters, page 11

4.	Please tell us why you have not included in the business section disclosure regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K. We note disclosure elsewhere in the document, such as in risk factors, discussing federal government contract termination rights not typically found in commercial contracts.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

We disclose government contract termination rights in our risk factors as well as in the footnotes to our financial statements. We did not disclose the portion of our business that may be subject to termination at the election of the government in the business section because it seemed duplicative. In future filings, we will also disclose this information in the business section in accordance with Item 101(c)(1)(ix) of Regulation S-K.

Selected Financial Data, page 32

5.	Please explain how your disclosures comply with Instruction 2 of Item 301 of Regulation S-K, which requires the presentation of long-term debt within the table of financial data.

In future filings, we will ensure that all required information, including long-term debt, is presented in the table of selected financial data.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

6.	We note instances in Management’s Discussion and Analysis where you have not quantified the impact of each factor identified as causing a material change in results of operations where such changes are attributable to two or more factors. For instance, on page 37 you disclose that the revenue increase of 18.8% to $1.51 billion in 2008 was driven primarily by the RABA and Constella acquisitions, which together accounted for $182 million of additional revenue in fiscal 2008. On page 38 you disclose that cost of services increased 17.5% during the same period, primarily due to the increased volume of services attributable to the acquired RABA and Constella contracts. Also on page 38, you attribute the change in cost of services from fiscal 2006 to fiscal 2007 to the increased volume of services provided under the FDIC contract and the volume of services attributable to RABA’s existing contracts, without quantifying the impact of each. In future filings, where two or more factors, including multiple acquisitions, have contributed to a material change, please quantify the contribution of each factor identified, including any offsetting factors. See Section III.D of SEC Release No. 33-6835 and Item 303(a)(3) of Regulation S-K. Note that this comment is also applicable to your disclosure in the Form 10-Q for the quarter ended September 30, 2008.

In future filings, we will quantify the impact of each of the factors contributing to a material change in our results of operations.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

Definition of Certain Terms used in This Management’s Discussion and Analysis

Organic Growth, page 45

7.	Tell us why you have not provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K for organic revenue. This revenue appears to represent a non-GAAP measure. Also, your narrative appears to improperly identify the percentage of organic growth as 18.8% while the percentage shown in the table is 2.9%.

We believe the disclosure on page 45 complies with items (a) and (b) of Item 10(e)(1)(i) of Regulation S-K because the table included shows revenue growth as reported under GAAP as well as the reconciliation of that amount to organic revenue growth.

In future filings, we will expand our disclosure to address items (c) and (d) , which require disclosure of why management believes the non-GAAP measure is useful to investors and the additional purposes, if any, for which management uses the non-GAAP measure, in a form similar to the following:

We believe that this non-GAAP financial measure provides useful information because it allows investors to better assess the underlying growth rate of our business, including the post-acquisition growth of acquired companies. This non-GAAP financial measure is not used for any other purpose and should not be considered in isolation or as a substitute for measures of performance presented in accordance with GAAP.

Additionally, we agree that the narrative improperly identified the percentage of organic growth as 18.8%. The organic growth rate for the period was 2.9% as shown in the table. We will ensure the percentage in the narrative equals the percentage in the table in future filings.

8.	Organic revenue as calculated suggests that this growth rate does not include the effects of acquisitions, however, by including the prior periods for those acquisitions, the growth rate appears to be affected or influenced by those periods. Explain why this measure of revenue represents organic revenue for your company, yet, this measure includes revenues prior to owning and controlling the acquired companies. Inclusion of these amounts, reflecting the decisions and results of prior owners, would therefore affect your organic growth rate. That is, explain why organic revenue should include pre-acquisition revenues instead of reducing current year revenues by acquired revenues.

We calculate organic revenue growth by comparing our reported revenue for the current period to the revenue for the same period in the prior year adjusted to include actual revenue of acquired businesses for the pre-acquisition period of the prior year. By using this approach, we isolate the revenue growth that is attributable to the existing business, including

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

the post-acquisition growth of acquired companies. If we were to calculate organic revenue growth by excluding the acquired company revenue from current year reported revenue, we would be excluding the year over year revenue attributable to the acquired business since the acquisition. We view the year over year growth of the acquired business to be part of our organic business growth and not acquisitive growth because we integrate acquired businesses into our existing business. Thus, they become part of our organic business and their growth reflects the decisions of current management.

While we acknowledge that there are several ways to define and calculate this non-GAAP financial measure, we feel that this is most representative of our organic revenue growth for the users of our financial statements. We also note that several companies in our industry calculate organic revenue growth in the same manner. In future filings, we will clarify our disclosure to ensure readers understand that the calculation includes the post-acquisition activity of acquired companies.

9.	We have similar concerns regarding your organic growth disclosures on page 31 of your Form 10-Q for the quarter ended September 30, 2008.

Please see the explanation provided above in response to question 8.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 46

10.	You disclose that you invest your excess cash in high quality investments, such as direct obligations to the U.S. government and certain corporate or municipal debt obligations rated at least single-A or A-1/P-1. You further disclose that as of June 30, 2008 the carrying value of financial instruments approximated fair value, and that these investments consist primarily of corporate and municipal bonds. Please quantify the market risk of these investments, consistent with one of the means provided by Item 305 of Regulation S-K.

As substantially all of our investments are held in debt securities with maturities of seven days or less, we believe that our market risk is limited to the effect of fluctuations in interest rates on earnings. We do not believe there is significant risk associated with the value of our investments. We have not experienced any significant losses and do not expect losses in the future due to the short-term nature of our investments. In future filings, we will provide a sensitivity analysis in a form similar to the one below that expresses the potential loss in future interest income resulting from a hypothetical change in interest rates.

We invest our excess cash in high credit quality investments and, therefore, we believe that concentrations of credit risk with respect to cash equivalents and investments are limited. Our investment policy requires that investments be in direct obligations of the U.S. government, U.S. government sponsored entities, investments that are secured by direct or sponsored U.S. government obligations, or corporate or municipal debt obligations rated at least single-A or A-1/P-1, as applicable, by both Moody’s Investor Service and Standard and Poor’s. Our

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

policy does not allow investment in any equity securities or the obligations of any entity under review for possible downgrade by a major rating service to a debt rating below single-A. We do not purchase investments with original maturity dates that exceed two years.

We held $229.3 and $212.0 million in cash and cash equivalents as of June 30, 2008 and 2007, respectively. We held $0.1 million in short-term investments as of June 30, 2008 and 2007. Because of their short-term maturities, we do not believe that a change in market rates would have a material impact on the value of our investments. However, declining interest rates would negatively impact our interest income when funds are reinvested after these instruments mature. A hypothetical one percentage point increase or decrease in interest rates would increase or decrease our interest income and related cash flows for fiscal 2009 by approximately $2.3 million based on our cash and cash equivalents and short-term investment balance at June 30, 2008.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

11.	Explain why you have classified the “Gain from sale of Mantas” outside of “income from continuing operations.” See paragraph 45 of SFAS 144. Similarly, we also note that in your Form 10-Q for the three months ended September 30, 2008 you have classified the “Gain from the sale of Constella Futures Holding” outside of “income from continuing operations.”

We did not classify the Mantas gain outside of income from continuing operations because our “income before taxes” line item does not include any discontinued operations. We accounted for our investment in Mantas under the cost method in accordance with APB 18; therefore, we believe the gain on the sale is appropriately classified outside of operating income, but within income from continuing operations.

Similarly, we did not classify the gain on the sale of Constella Futures Holding (“Futures”) outside of income from continuing operations. We accounted for the Futures sale in accordance with SFAS 144 and EITF 03-13. Futures operated as a component of a reporting unit of the Company as its operations and cash flows were clearly distinguishable from the rest of the reporting unit; therefore, paragraph 45 of SFAS 144 does not apply.

As Futures was a component of the Company, we followed the guidance in paragraph 42 of SFAS 144 and EITF 03-13 to determine whether it should be classified as a discontinued operation. Paragraph 42 states that the results of operations of a component of an entity that has been disposed of shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF 03-13 provides guidance in determining whether these conditions have been met. In accordance with EITF 03-13, if significant continuing direct cash flows are expected to be recognized by the Company as a result of a migration of revenue from the disposed component, the component should not be presented as a discontinued operation. The majority of Futures’ revenue was derived from contracts with USAID. The Company continues to generate significant revenue under contracts for similar services with USAID and continues to pursue future work with this customer, which represents a migration of revenue. Additionally, the continuing cash flows are significant compared to what they would have been absent the disposal. Therefore, we do not believe the disposal meets condition (a) of paragraph 42 and should not be classified as a discontinued operation.

In summary, we believe the gain on the sale of Futures is appropriately classified outside of operating income because paragraph 45 of SFAS 144 does not apply, and within income from continuing operations because the disposal does not meet the conditions in paragraph 42 of SFAS 144 required to report as a discontinued operation.

Note 19. Quarterly Financial Data (Unaudited), page F-27

12.	Please explain how your disclosures comply with Item 302(a)(1) of Regulation S-K that requires the presentation of gross profit within selected quarterly financial data. Alternatively, you can present cost of revenues instead of gross profits as allowed by Question 3 of SAB topic 6.G.

SAB topic 6.G states that companies in specialized industries should, in lieu of gross profit, present summarized quarterly financial data in the manner most meaningful in their particular circumstances. Gross profit is generally not computed or included in quarterly financial data in our industry. In future filings, we will present cost of services as allowed by SAB topic 6.G.

Exhibits 31.1 and 31.2

13.	We note that you have used the term “Annual Report” instead of “report” in paragraphs 2 and 3 of the certifications, and used the term “fourth quarter” instead of “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please note that the certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. Please confirm to us and provide in future filings disclosure that conforms to the Item requirements. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

We confirm that it was not our intent to change the context of the certifications by using “Annual Report” instead of “report” and “fourth quarter” instead of “most recent fiscal quarter.” In future filings, we will ensure the wording of our certifications conforms to the requirements of Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 3. Acquisitions and Divestitures

Spectrum Solutions Group, Inc., page 6

14.	You state that if you are required to make additional payments to settle a dispute with a former shareholder of Spectrum you will record additional goodwill. Explain why goodwill will be recorded instead of a charge to the income statement. See paragraph B177 of SFAS 141. Explain why the effects of a dispute or litigation settlement should be included in the purchase price.

Additionally, explain why the $7.0 million payment in lieu of the second earn-out payment was recorded as goodwill instead of expensed. Indicate whether this payment is consistent with the terms of the earn-out provisions or whether it represents a payment to settle a dispute.

In 2005, the Company purchased all of the outstanding stock of Spectrum Solutions Group, Inc. (“Spectrum”). The purchase price consisted of an initial payment at closing, plus two potential additional amounts dependent on the extent to which Spectrum met predetermined targets during two earn-out periods following closing. An $8.0 million payment was made in connection with the first earn-out period and a $7.0 million payment was made related to the second earn-out period. Although the $7.0 million payment was made to settle threatened litigation with certain former owners of Spectrum, we believe it should be included in the purchase price because the threatened litigation related to the purchase price. A speech made on December 11, 2003 by Randolph P. Green, a professional accounting fellow at the SEC, is instructive in this regard. In his speech, Mr. Green indicates that, while the SEC has generally concluded that legal claims between an acquirer and the former owners of the acquired business should be reflected in the income statement when settled, they have found that a settlement of litigation over a purchase is more appropriately reflected as an adjustment to the cost of the acquired business if there is a clear and direct link to the purchase price. In this instance, the threatened litigation related to the calculation of the second earn-out payment provided for under the purchase agreement. Accordingly, there is a clear and direct link to the purchase price. Similarly, if we make an additional payment to another former owner of Spectrum which has a clear and direct link to the purchase price, it will be recorded as an adjustment to the purchase price.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

Divestiture of Constella Futures Holding, LLC, page 8

15.	Describe your consideration of SAB Topic 5.E. in accounting for this divestiture. Explain why recognizing any gain on this transaction is appropriate.

Futures was sold to a prior owner of the Futures business, who was also a prior employee of the Company. However, the facts and circumstances of the transaction differ from those described in SAB Topic 5.E. In particular:

a)	The Company retained no continuing risk of ownership after completing the sale. No guarantees under existing contracts were provided. All corporate legal risks and liabilities of the subsidiary were transferred at the time of sale.

b)	Significant cash consideration totaling $16.6 million, and representing over 40% of the total purchase price, was paid at the time of closing.

c)	The senior promissory note is 100% secured by a $7 million bank letter of credit and a $3 million personal guarantee from the buyer. At the time of the sale, the Company confirmed the buyer had sufficient assets and net worth to make such a guarantee. The net asset note of approximately $12 million is secured by the assets of the business. The business sold had profitable operations, significant backlog of government cost reimbursable contracts, net tangible assets of $15.8 million and net working capital of $14.7 million.

Based on these facts, we believe the transaction was appropriately accounted for as a divestiture. Additionally, we believe recognition of a gain was appropriate because collection of the full sales price is reasonably assured by the guarantees and the significant backlog of government contracts, which supports the continued viability of the entity. Further, Futures has continued to make its interest payments on time and there has been no indication that the value of the business is eroding.

Item 1A. Risk Factors

Our contract may encounter difficulties that result in additional costs to us . . . page 35

16.	Please tell us whether Era has experienced delays in meeting contractual delivery requirements that have resulted in material additional costs, claims, or other penalties. To the extent such material additional costs have been incurred, tell us what consideration you gave to disclosing this information.

Era has experienced delays in meeting contractual delivery requirements; however, these delays occurred prior to our acquisition of Era. The additional costs of approximately $1 million related to these delays were reflected in the opening balance sheet and did not affect the Company’s operating results during the quarter ended September 30, 2008. If additional costs are incurred related to post-acquisition events, they will be expensed in that period. We will disclose such costs in the MD&A if they materially affect operating results.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

Our operations involving foreign countries and foreign personnel. . . page 35

17.	We note your statement that two additional potential violations of U.S. export laws were identified, one of which involved “a possible brokering violation between U.S. personnel and a foreign country.” Please clarify what you mean by this and what U.S. law or laws you believe may have been violated. In addition, please describe in greater detail the sequestration agreement, including how it will be implemented and monitored.

The possible brokering violation mentioned is with respect to the International Traffic in Arms Regulations (or “ITAR”) referenced in the paragraph. In future filings, we will make this clear. ITAR, among other things, requires U.S. companies and persons involved in negotiating contracts for defense articles (whether of U.S. or foreign origin) to register with the Department of State Directorate of Defense Trade Controls (“DDTC”) and further requires a license from DDTC for certain brokering activities involving non-NATO countries. As voluntarily disclosed to the Department of State, our compliance audit uncovered circumstances in which, prior to our acquisition of Era, U.S. persons employed by Era Systems Corporation (a U.S. company, “ERA/US”) tried to assist M/S ERA a.s. (a Czech company, “ERA/CZ”) in negotiating a teaming agreement with an Israeli company covering certain Czech-origin technologies developed by ERA/CZ. These activities may have constituted “brokering activities” within the meaning of ITAR and were done without the necessary DDTC registration and license.

The sequestration agreement is designed to prevent any ‘brokering activities” within the meaning of ITAR. Under the sequestration agreement, ERA/CZ and its Czech managers are given sole authority to manage and control the defense-related activities of ERA/CZ; ERA/US and its U.S. persons are prohibited from such management and control. The Company retained U.S. legal counsel expert in ITAR who drafted an agreement containing these requirements, which was executed by ERA/CZ and ERA/US management. To ensure compliance, a Supervisory Review Board meets periodically, a Technology Control Plan has been put in place, and all relevant employees have received training.

Definitive Proxy Statement Filed September 16, 2008

Director Compensation, page 11

18.	Please tell us why you did not disclose the grant date fair value of any stock and/or option awards received by Mr. Larry Ellis during the last completed fiscal year. We note that the footnote disclosure with respect to Mr. Ellis discloses only the aggregate number of stock and options awards outstanding for fiscal year end.

Mr. Ellis did not receive any equity grants during fiscal 2008. He was appointed to the Board in September 2006 and received an initial equity grant valued at $150,000 in fiscal

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

2007. In accordance with the Company’s director compensation policy, Mr. Ellis will not begin to receive an annual equity grant until August 2009. In the director compensation table included in our proxy statement, the expense shown attributable to stock awards and option awards relates to the amortization of the fiscal 2007 grant, which vests over a four year period.

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Program, page 14

19.

We note that you have omitted the names of the peer group companies used by you in fiscal 2008 in making compensation decisions. We further note on page 15 your disclosure indicating that you generally target executive base salaries at the 50th percentile for executives in similar positions at comparable companies. As it appears from your disclosure that the peer group is used for benchmarking purposes, please identify the component companies, and provide a concise discussion of how the comparative compensation information is used, including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K for more information.

As disclosed in our proxy statement, we utilized compensation data from nationally recognized salary surveys which contain comparable companies. The surveys do not list specific company names for the specific salary data, only an overall participant list; thus, we did not list the component companies in these surveys in our proxy statement. In fiscal 2008, we did not perform additional benchmarking against specific companies other than against the third-party survey data described above. This survey data was used as a guideline by the compensation and personnel committee in establishing salaries and incentive targets.

CEO compensation was based on an employment agreement established when our CEO joined the Company in April 2007. Salary, cash and equity incentive targets were specified in the agreement and were developed using information obtained from a compensation study performed by external consultant Frederic W. Cook. Incentive payments were determined using corporate financial metrics established by the compensation and personnel committee at the beginning of the fiscal year. The committee may only adjust this metric downward upon consideration of the CEO’s performance against qualitative measures.

Compensation for other named executive officers was established by the compensation and personnel committee utilizing data from the salary surveys as a guideline. The committee compared the current salary for each named officer to the data from the surveys and considered additional factors such as individual performance, tenure, scope of responsibility and experience level in determining salaries.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

20.	It appears from your disclosure that corporate performance goals and individual goals and objectives are material to your annual cash incentive determinations and as such should be discussed in material detail. While you have disclosed that the annual cash incentive for Dr. Sloane is based on a formula that includes a bonus target for achieving certain predetermined corporate performance goals, a corporate multiplier, and an individual multiplier, you have not discussed how the target amounts nor the multipliers are derived and have not disclosed the individual multiplier. For Messrs. Hughes and Landew, the other named executive officers who received an annual cash incentive bonus in 2008, you merely state that you used a “similar formula,” without discussing in specific terms the corporate and individual performance goals taken into consideration in establishing the incentive compensation and without discussing the actual performance achieved for each named executive. In future filings, please specifically disclose:

•	How corporate and individual multipliers are established for named executive officers, including what factors are considered in determining the multipliers;

•	How the target cash incentive bonuses, disclosed on page 16, are determined; and

•	What corporate and individual performance goals were considered for Messrs. Hughes and Landew and how actual performance was assessed.

In future filings, we will describe how individual cash incentive targets are established, how the corporate metric is determined, and how personal performance is assessed in establishing the individual metric for each named executive officer.

21.	We note your disclosure on page 16 that Messrs. Hughes and Landew received restricted stock awards in fiscal 2008 and that the board did not establish quantitative equity targets, but rather determined the size of grants at the end of the fiscal year after evaluating the executives’ performance and the recommendations of Dr. Sloane. In future filings, please discuss the specific elements of performance that were taken into consideration and how they were used in determining the size of the specific compensation awards.

In future filings, we will disclose the specific elements of performance assessed in determining equity awards for named executive officers.

Certain Relationships and Related Transactions, page 27

22.	You disclose that Kevin Robbins, the son-in-law of your former executive officer Dr. DiPentima, is a senior principal with compensation of $192,855 in 2008. We were unable to identify his position with the company in your disclosure documents. Please tell us, and disclose in future filings, Mr. Robbins’ position with the company.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

December 30, 2008

Mr. Robbins is a senior principal in our corporate development group and also functions as our small business liaison officer. He is not a corporate officer. Additionally, Dr. DiPentima retired from our Board of Directors in August 2008. We will disclose this information in future filings if the relationship meets the requirements for disclosure.

* * * * * * * * * * * * * * *

In responding to your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Stephen C. Hughes
Name:	Stephen C. Hughes
Title:	Chief Financial Officer and Executive Vice President, Operations